DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105
816.435.1000
www.dstsystems.com

April 11, 2014
VIA EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-14036
Dear Mr. Krikorian:
DST Systems, Inc. (“we”, “DST” or the “Company”) is pleased to provide the following response to the Staff’s comment letter dated April 8, 2014 to Mr. Gregg Wm. Givens, Chief Financial Officer of DST, with respect to the above-referenced report.
In connection with this response, DST acknowledges that:
The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, the response to the Staff’s comments is preceded by the comment to which it relates. Page number references are to the pages of the Form 10-K for the year ended December 31, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2013
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
10. Debt, page 86
Comment:
We note your disclosure in Note 10 explains that as of the year ended December 31, 2013, there were no convertible debentures outstanding because all your remaining convertible debentures were redeemed in cash. We also note that you disclose the difference between the fair value of the liability component of the convertible debentures and the cash paid upon conversion was reflected in the $30.9 million reduction to additional paid-in capital. Please tell us why the difference was reflected as a reduction to additional paid-in-capital. We note that your 2011 Form 10-K does not reflect a reduction to additional paid-in-capital upon redemption of the convertible debentures. Explain why the accounting for the 2013 redemption was different than the 2011 redemption. We refer you to ASC 470-20-40-20. In addition, tell us how you accounted for the difference between the fair value and carrying value of the liability component for 2013 redemption. Provide your calculations as outlined in ASC 470-20-40-20(b)(2).
Response:
The Company included the following disclosure on page 87 of its December 31, 2013 Form 10-K:
“At December 31, 2012, the Company had $90.1 million of 4.125% Series C convertible senior debentures (“Convertible debentures”) outstanding that were due in 2023. The Company paid cash of $122.8 million during the year ended December 31, 2013 to redeem all remaining Convertible debentures, which resulted in there being no Convertible debentures outstanding at December 31, 2013. The difference between the fair value of the liability component of the Convertible debentures and the cash paid upon conversion was reflected as a $30.9 million reduction to Additional paid-in capital during the year ended December 31, 2013.”
To determine the accounting impact of the extinguishment of the Convertible debentures, we followed the guidance in ASC 470-20-40-19 and 470-20-40-20, which describes how to allocate the consideration transferred for the extinguishment of debt instruments with cash conversion options between the liability component and the reacquisition of the equity component. Based upon the applicable guidance, the difference between the fair value and the carrying value of the liability component of the debt at the date of extinguishment, if any, would be treated as a gain or loss upon extinguishment. Any remaining consideration would be allocated to the reacquisition of the equity component.

In accordance with ASC 470-20-40-20(b)(1), the Company allocated a portion of the settlement consideration to the extinguishment of the liability component equal to the fair value of that component immediately before extinguishment. Further, in accordance with ASC 470-20-40-20(b)(2), the Company compared the fair value to the net carrying amount of the liability component of the Convertible debentures with any difference representing the gain/loss on extinguishment, as there were no unamortized debt issuance costs at the time of conversion (all debt issuance costs were fully amortized in 2006 when the quarterly contingent conversion feature was initially triggered).
In performing the above calculations, we considered the fact that the Company had reclassified the Convertible debentures to a current liability at March 31, 2013 as the holders became eligible to convert these bonds as of April 1, 2013 because the contingent conversion feature was triggered again. Additionally, the Convertible debentures were callable on August 15, 2013 and management and the Board of Directors had concluded that all outstanding bonds would be called at that time. The Company received notification of conversions throughout the period from April 1, 2013 through the date the remaining bonds were called by the Company on August 15, 2013.
The Company obtained an expected yield rate for the liability component of the Convertible debentures by reviewing issuances of non-convertible debt with a term of less than six months by comparable companies based on similar debt/EBITDA and debt/capital ratios, as well as by reviewing DST’s current borrowing rate on its revolving credit facility. As a result of the analysis performed, which indicated there was a short time to maturity and low expected yield, it was determined that the fair value of the liability component approximated the net carrying amount of the liability component of the Convertible debentures. As the difference was de-minimus, no gain or loss on extinguishment was recorded.
Finally, in accordance with ASC 470-20-40-20(b)(3), the remaining settlement consideration was allocated to the reacquisition of the equity component as a reduction of additional paid-in-capital. At the time of extinguishment of the Convertible debentures during 2013, the Company’s stock price was trading well above the conversion price.
A reconciliation of the allocations noted above follows (in millions):

Allocation of fair value of liability component	$91.9

Less: Carrying value (principal and accrued interest)*	91.9

Gain/(Loss) on extinguishment of debt	$—

* no unamortized debt issuance costs remain

Consideration paid	$122.8

Less: Allocation of fair value of liability component	91.9

Remaining consideration allocated to equity component	$30.9

In 2011, the same guidance (ASC 470-20-40-20) and calculation methodology used in 2013 was applied. However, the allocation of the consideration to the fair value of the liability component in accordance with ASC 470-20-40-20(b)(2) resulted in a loss on extinguishment of $1.2 million. After the effects of this allocation, there was no remaining settlement consideration to be allocated to the reacquisition of the equity component. Further supporting this allocation was the fact that the Company’s stock price at the time of the redemption in 2011 was well below the conversion price indicating that there would be little to no value attributed to the equity component of the Convertible debentures at that time.
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We appreciate the opportunity to provide this response. If you have any questions or would like to discuss this response, please call me at 816.435.8131.

Very truly yours,
/s/ Gregg Wm. Givens
Senior Vice President,
Chief Financial Officer and Treasurer

cc:    Mr. Randall D. Young, Esq.
Ms. Laura A. Kaufmann Belkhayat, Esq.